UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 FORM 15 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
   OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE
                              SECURITIES EXCHANGE

                         Commission file number 0-24940

                       Pioneer Commercial Fundinq Corp.
             (Exact name of registrant as specified in its charter)

          One Rockefeller Plaza, Suite 2412, New York, New York 10020
                                 (212) 218-1850
    (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

  (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)  [x]
Rule 12g-4 (a) (1) (ii) [ ]
Rule 12g-4 (a) (2) (i)  [ ]
Rule 12g-4 (a) (2) (ii) [ ]
Rule 12h-3 (b) (1) (i)  [x]
Rule 12h-3 (b) (1) (ii) [ ]
Rule 12-3  (b) (2) (i)  [ ]
Rule 12h-3 (b) (2) (ii) [ ]
Rule l5d-6              [ ]

Approximate number of holders of record as of the certification or notice date:  27

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: February 20, 2003

By:/s/ M. Albert Nissim
       M. Albert Nissim